

Mailstop 3561

January 31, 2017

Neil W. Koonce
Vice President and General Counsel
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, NC 27408

      Re: International Textile Group, Inc.
                Form 8-K
                Filed October 24, 2016
                File No. 000-23938

Dear Mr. Koonce:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Jacqueline Kaufman for

                        Mara L. Ransom
                        Assistant Director
                        Office of Consumer Products

cc: Mark Hanson, Esq., Jones Day